SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AUGUST TRAFFIC GROWS BY 760,000 (+9%) RECORD 8.9M PASSENGERS IN ONE MONTH

Ryanair today (5 Sep) released passenger and load factor stats for Aug 2012 as follows:

	Aug 11	Aug 12	Change	Yr to Aug 12
Passengers 1	8.14M	8.90M	+9%	78.48M
Load Factor 2	89%	88%	-1%	82%

August 2012 was Ryanair's highest-ever monthly traffic figure and the second month this year that Ryanair has carried over 8m passengers. Ryanair is the only airline in Europe to carry over 7m passengers in one month.

ENDS.

1. Booked seats sold

2. Passengers as a percentage of total seats available.

For further information

please contact:           Stephen McNamara -                              Joe Carmody -
                                      Ryanair                                                     Edelman
                                     Tel:  353 1 812 1212                              Tel:  353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 September, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary